
02006259


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
352
WASH, DC SECTION

SECURITIE

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SEC FILE NUMBER
8-42857

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BBVA Securities Inc.

OFFICIAL USE ONLY
041499
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hong Cao **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BBVA Securities Inc. Grupo BBVA

1345 Avenue of the Americas, 45TH Floor
New York, N.Y. 10105
Tel. (212) 728-2300
Fax (212) 262-5868

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
BBVA Securities Inc.:

We have audited the accompanying statement of financial condition of BBVA Securities Inc., a wholly owned subsidiary of BBVA Securities Holdings, S.A., as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BBVA Securities Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 15, 2002

BBVA SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash	$ 3,226,576
Cash segregated in compliance with federal regulations	990,000
Securities purchased under agreements to resell	11,070,000
Short-term investments	20,500,000
Securities owned, at market value	445,779
Receivable from customers	5,939,270
Receivable from brokers, dealers and clearing organizations	5,379,431
Deposits with clearing organizations	950,401
Receivable from affiliates	204
Office furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,283,698	3,115,356
Other	774,108
Total assets	$ 52,391,125

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased, at market value	$ 568,764
Payable to customers	5,334,917
Payable to brokers, dealers and clearing organizations	734,950
Payable to affiliates	37,080
Accrued liabilities and accounts payable	5,652,610
Other	55,452
Total liabilities	12,383,773
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	69,164,798
Accumulated deficit	(29,157,456)
Total stockholder's equity	40,007,352
Total liabilities and stockholder's equity	$ 52,391,125

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BBVA Securities Inc., (the "Company"), is a wholly owned subsidiary of BBVA Securities Holdings, S.A. ("BBVA Holdings"), a Spanish company. BBVA Holdings is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a Spanish bank.

The Company is a U.S. registered broker-dealer engaged in investment banking, equity and fixed income trading, and institutional sales of European and emerging markets securities. For certain lines of businesses, the Company utilizes a clearing broker-dealer to settle and clear securities transactions on a fully disclosed basis, for other lines of business the Company is self-clearing.

The Company's financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. U.S. GAAP requires that management of the Company makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements. Management of the Company believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results may differ from those estimates.

Principal transactions, commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at quoted market values.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. The borrower is required to deposit cash with the lender. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the related lease.

2. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $990,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

3. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The amount of securities purchased under agreements to resell reflected in the statement of financial condition represents an overnight tri-party agreement and is accounted for as a collateralized financing transaction carried at contract value. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is held by a third party and is valued daily. The Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2001, the Company has received securities with market values of $11,079,271 related to the resale agreement.

4. SHORT-TERM INVESTMENTS

Short-term investments with maturities of less than one year, consisted of the following:

Eurodollar deposit	$ 20,000,000
Time deposit	500,000
	$ 20,500,000

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consisted of the following:

	Owned	Sold, Not Yet Purchased
Corporate stock	$ 1,995	$ -
Arbitrage	371,065	374,855
Other	72,719	193,909
	$ 445,779	$ 568,764

6. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amounts shown represent the dollar balances receivable from and payable to customers in connection with cash transactions in securities. The receivables are collateralized by securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

7. RECEIVABLE FROM AND PAYABLE TO BROKER, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker, dealers and clearing organizations, consisted of the following:

	Receivable	Payable
Securities borrowed	$ 393,400	$ -
Securities failed to deliver/receive	462,145	734,950
Receivable from clearing broker	1,391,347	-
Receivable from clearing organizations	2,731,024	-
Net trade date adjustment	372,746	-
Fees and commissions receivable	28,769	-
	$ 5,379,431	$ 734,950

8. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into securities transactions with its parent company, BBVA, and other affiliated entities. Amounts related to these activities are included in the accompanying statement of financial condition.

9. INCOME TAXES

Deferred income taxes have been provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The Company has a gross deferred tax asset, which has been fully offset by a valuation allowance. The deferred tax asset is the result of net operating loss carryforwards, which begins expiring in the year 2010. As of December 31, 2001, the deferred tax asset was approximately $20 million.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2001, the Company had net capital of $21,542,251, which exceeded the minimum requirement of $250,000 by $21,292,251.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

11. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a noncancellable lease, which expires on December 29, 2016. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord.

12. EMPLOYEE BENEFITS

The Company has established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

13. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates.

The Company records customer securities transactions on a settlement-date basis in conformity with the settlement cycle of the respective countries. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing broker provides that the Company assume customer obligations in the event of default.

The Company trades primarily emerging markets securities. This concentration of securities subjects the Company to a greater degree of risk than a more diversified portfolio. Risks associated with emerging markets securities, attributable to political, social or economic factors, may affect the market value of the Company's portfolio and the income generated by these activities.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, request counterparties to deposit additional collateral, or reduce securities positions when necessary.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments not carried at market value are short-term in nature or bear market interest rates. Accordingly, their carrying value approximates fair market value.



To the Board of Directors and Stockholder of
BBVA Securities Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of BBVA Securities Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 15, 2002